U.S. SECURITIES AND EXCHANGE
     FORM 3                 Washington, D.C. 20549

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 20(f) of the Investment Company Act of 1949

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
                                                                                            OMB APPROVAL
                                                                                            -----------------------
                                                                                            OMB Number:
                                                                                            Expires:
                                                                                            Estimated average burden
                                                                                            hours per response ...0.5

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1.  Name and Address of Reporting Person  2.  Date of Event   4.  Issuer Name and Ticker or Trading Symbol
                                          Requiring Statement
Weiss               Michael          S.   (Month/Day/Year)    AVAX Technologies, Inc.
------------------------------------------ 7/7/97             AVXT
(Last)          (First)          (Middle)
                                                               5.  Relationship of Reporting Person   6.  If Amendment, Date of
                                           3.  IRS or Social       to Issuer  (Check all applicable)  Original (Month/Day/Year)
787 Seventh Avenue,  44th Floor            Security Number of
------------------------------------------ Reporting Person      X   Director      ____ 10% Owner
                (Street)                   (Voluntary)           X   Officer       ____ Other (specify   -------------------------
                                                                     (give title
                                                                     below)
New York         NY               10019
                                                                                  Corporate Secretary
------------------------------------------                        ----------------------------------------------------------------
 (City)        (State)          (Zip Code)


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            Table I - Non- Derivative Securities Beneficially Owned

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1.  Title of Security             2.  Amount of Securities    3.  Ownership Form:              4.  Nature of Indirect Beneficial
     (Instr. 4)                        Beneficially Owned          Direct (D) or Indirect           Ownership (Instr. 5)
                                       (Instr. 4)                  (I) (Instr. 5)
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    Common Stock                          100,717                       D
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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.


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                  Table II - Derivative Securities Beneficially
      Owned (e.g., puts, calls, warrants, options, convertible securities)
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1.  Title of Derivative    2.  Date          3.  Title and Amount of   4.  Conversion  5. Ownership         6.  Nature of Indirect
    Security (Instr. 4)    Exercisable and   Securities Underlying     or Exercise     form of              Beneficial Ownership
                           Expiration Date   Derivative Security       Price of        Derivative           (Instr. 5)
                           (Month/Day/       (Instr. 4)                Derivative      Security:  Direct
                           Year)                                       Security        (D) or Indirect
                                                                                       (I)  (Instr. 5)
                           -------------------------------------------------------------------------------------------------------
                           Date      Expir-  Title       Amount or
                           Exerci-   ation               Number of
                           sable     Date                Shares
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Bridge Placement Warrants                Common Stock  1,500.00       $ 0.04 per share       D
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Series B Placement Warrants              Common Stock 45,179.00       $3.83(1)               D
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Explanation of Responses:

(1) The Series B Placement Warrants are convertible into shares of Series B Convertible Preferred Stock at an exercise price of $110 per share of Series B Convertible Preferred Stock. The Series B Convertible Preferred Stock is convertible into shares of Common Stock at a conversion rate determined by dividing a stated price of $100.00 per share of Series B Convertible Preferred Stock by a conversion price of $3.83 per share, which conversion price is subject to adjustment as set forth in the Certificate of Designations for the Series B Convertible Preferred Stock.

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. See 18 U.S.C.
   1001 and 15 U.S.C. 78ff(a).
                                  /s/ MICHAEL S. WEISS             July 7, 1997
                                --------------------------------
                               ** Signature of Reporting Person       Date


Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.



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